GREENPOWER MOTOR COMPANY INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended March 31, 2022, March 31, 2021 and March 31, 2020
(Expressed in US dollars)

GREENPOWER MOTOR COMPANY INC. Consolidated Financial Statements (Expressed in US Dollars)

Crowe MacKay LLP 1100 - 1177 West Hastings Street Vancouver, BC V6E 4T5 Main +1 (604) 687-4511 Fax +1 (604) 687-5805 www.crowemackay.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of GreenPower Motor Company Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of GreenPower Motor Company Inc. and subsidiaries (the "Company") as of March 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, changes in equity (deficit) and cash flows for the years ended March 31, 2022, 2021, and 2020, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at March 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended March 31, 2022, 2021, and 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter Regarding Going Concern Uncertainty

We draw attention to Note 1 to the consolidated financial statements which describes the material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Restatement

As discussed in Note 26 to the consolidated financial statements, certain 2021 and 2020 comparative financial results have been restated to correct an accounting error.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Crowe MacKay LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2011.

Vancouver, Canada

June 30, 2022

GREENPOWER MOTOR COMPANY INC. Consolidated Statements of Financial Position As at March 31, 2022 and 2021 (Expressed in US Dollars)

	March 31, 2022	March 31, 2021
Assets
Current
Cash and restricted cash (Note 3)	$6,888,322	$15,207,948
Accounts receivable, net of allowances (Note 4)	2,916,991	4,447,617
GST receivable	89,511	91,755
Current portion of finance lease receivables (Note 5)	443,880	308,505
Inventory (Note 6, Note 7)	32,254,854	12,461,967
Prepaids and deposits	501,519	423,146
	43,095,077	32,940,938
Non-current
Promissory note receivable (Note 7)	-	99,346
Finance lease receivables (Note 5)	2,951,859	3,613,886
Right of use assets (Note 8)	116,678	355,178
Property and equipment (Note 9)	3,443,317	2,146,576
Non current portion of prepaids and deposits	-	46,692
Deferred financing fees (Note 13)	-	416,738
Other assets	1	1
	$49,606,932	$39,619,355
Liabilities
Current
Line of credit (Note 10)	$5,766,379	$-
Accounts payable and accrued liabilities (Note 19)	1,734,225	1,294,056
Deferred revenue (Note 16)	3,578,877	125,005
Current portion of warranty liability (Note 22)	313,517	101,294
Current portion of promissory note payable (Note 15)	-	346,166
Current portion of lease liabilities (Note 8)	120,609	266,042
	11,513,607	2,132,563
Non-current
Payroll protection program loan (Note 23)	-	365,278
Deferred revenue (Note 16)	2,935,835	-
Lease liabilities (Note 8)	-	120,609
Other liabilities	42,831	-
Warranty liability (Note 22)	729,466	848,457
	15,221,739	3,466,907
Equity (Deficit)
Share capital (Note 11)	70,834,121	61,189,736
Reserves	10,038,816	6,677,123
Accumulated other comprehensive loss	(128,436)	(89,023)
Accumulated deficit	(46,359,308)	(31,625,388)
	34,385,193	36,152,448
	$49,606,932	$39,619,355

Nature and Continuance of Operations and Going Concern - Note 1

Contingencies - Note 24

Events After the Reporting Period - Note 27

Approved on behalf of the Board on June 30, 2022

/s/ Fraser Atkinson	/s/ Mark Achtemichuk
Director	Director

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC. Consolidated Statements of Operations and Comprehensive Loss For the Years Ended March 31, 2022, 2021, and 2020 (Expressed in US Dollars)

	March 31,	March 31, 2021	March 31, 2020
	2022	(as restated - note 26)	(as restated - note 26)
Revenue (Note 21)	$17,236,773	$13,286,184	$14,397,158
Cost of Sales	13,360,068	9,706,044	10,344,333
Gross Profit	3,876,705	3,580,140	4,052,825
Sales, general and administrative costs
Administrative fees (Note 19)	5,807,744	3,747,761	3,313,934
Depreciation (Notes 8 and 9)	661,958	437,263	578,555
Product development costs	1,381,101	939,949	973,146
Office expense	419,398	325,324	206,035
Insurance	1,244,505	596,932	396,684
Professional fees (Note 19)	1,207,920	486,425	303,541
Sales and marketing (Note 19)	686,544	234,445	549,750
Share-based payments (Notes 12 and 19)	5,771,475	2,098,761	308,106
Transportation costs (Note 19)	231,472	161,017	255,535
Travel, accomodation, meals and entertainment (Note 19)	641,500	217,023	348,524
Allowance for credit losses (Notes 4 and 7)	8,940	333,929	46,447
Total sales, general and administrative costs	18,062,557	9,578,829	7,280,257

Loss from operations before interest, accretion and foreign exchange	(14,185,852)	(5,998,689)	(3,227,432)

Interest and accretion	(515,668)	(1,598,588)	(2,133,824)
Other Income (Note 23)	364,296	-	-
Foreign exchange (loss) / gain	(65,117)	(193,798)	439,209

Loss from operations for the year	(14,402,341)	(7,791,075)	(4,922,047)

Other item
Write down of assets (Notes 4, 7 and 9)	(607,579)	(45,679)	(223,919)

Loss for the year	(15,009,920)	(7,836,754)	(5,145,966)

Other comprehensive income / (loss)
Cumulative translation reserve	(39,413)	21,169	(20,824)

Total comprehensive loss for the year	$(15,049,333)	$(7,815,585)	$(5,166,790)

Loss per common share, basic and diluted	$(0.69)	$(0.43)	$(0.34)
Weighted average number of common shares outstanding, basic and diluted	21,877,488	18,116,129	15,207,446

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC. Consolidated Statements of Changes in Equity (Deficit) For the Years ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

	Share Capital		Equity portion		Accumulated other
	Number of		of convertible		comprehensive	Accumulated
	Common shares	Amount	debentures	Reserves	income (loss)	Deficit	Total
Balance, March 31, 2019	13,458,208	$12,984,796	$383,094	$5,342,510	$(89,368)	$(18,706,668)	$(85,636)

Shares issued in private placement of units	1,873,536	4,000,000	-	-	-	-	4,000,000
Share issuance costs	-	(463,411)	-	-	-	-	(463,411)
Shares issued for exercise of warrants	17,857	66,624	-	(18,209)	-	-	48,415
Fair value of stock options exercised	119,292	277,455	-	(116,768)	-	-	160,687
Shares issued for conversion of debentures	17,857	27,261	(3,588)	-	-	-	23,673
Share-based payments	-	-	-	308,106	-	-	308,106
Cumulative translation reserve	-	-	-	-	(20,824)	-	(20,824)
Net loss for the year	-	-	-	-	-	(5,145,966)	(5,145,966)

Balance, March 31, 2020	15,486,750	$16,892,725	$379,506	$5,515,639	$(110,192)	$(23,852,634)	$(1,174,956)

Shares issued for cash	1,885,000	37,700,000	-	-	-	-	37,700,000
Share issuance costs	-	(2,948,718)	-	-	-	-	(2,948,718)
Shares issued for exercise of warrants	1,672,028	5,357,775	-	(772,408)	-	-	4,585,367
Shares issued for conversion of debentures	1,703,240	3,720,199	(315,506)	-	-	-	3,404,693
Reclassify matured convertible debentures not converted	-	-	(64,000)	-	-	64,000	-
Fair value of stock options exercised	145,537	467,755	-	(164,869)	-	-	302,886
Share-based payments	-	-	-	2,098,761	-	-	2,098,761
Cumulative translation reserve	-	-	-	-	21,169	-	21,169
Net loss for the year	-	-	-	-	-	(7,836,754)	(7,836,754)
Net fractional shares as a result of share consolidation	5	-	-	-	-	-	-

Balance, March 31, 2021	20,892,560	$61,189,736	$-	$6,677,123	$(89,023)	$(31,625,388)	$36,152,448

Share issuance costs	-	(27,329)	-	-	-	-	(27,329)
Shares issued for exercise of warrants	1,925,656	7,305,834	-	(994,161)	-	-	6,311,673
Fair value of stock options exercised	329,822	2,365,880	-	(1,139,621)	-	-	1,226,259
Fair value of stock options forfeited	-	-		(276,000)	-	276,000	-
Share-based payments	-	-	-	5,771,475	-	-	5,771,475
Cumulative translation reserve	-	-	-	-	(39,413)	-	(39,413)
Net loss for the year	-	-	-	-	-	(15,009,920)	(15,009,920)

Balance, March 31, 2022	23,148,038	$70,834,121	$-	$10,038,816	$(128,436)	$(46,359,308)	$34,385,193

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC. Consolidated Statements of Cash Flows For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

	March 31,	March 31,	March 31,
	2022	2021	2020

Cash flows from (used in) operating activities
Loss for the year	$(15,009,920)	$(7,836,754)	$(5,145,966)
Items not affecting cash
Allowance for credit losses	8,940	333,929	46,447
Depreciation	661,958	437,263	578,555
Share-based payments	5,771,475	2,098,761	308,106
Accretion and income	(7,034)	168,029	608,411
Amortization of deferred financing fees	416,738	628,483	619,394
Write down of assets	607,579	45,679	223,919
Payroll Protection Loan forgiven	(365,278)	-	-
Foreign exchange loss / (gain)	65,117	193,798	(439,209)
Cash flow used in operating activities before changes in non-cash items	(7,850,425)	(3,930,812)	(3,200,343)

Changes in non-cash items:
Accounts receivable	1,478,425	(3,492,997)	404,430
GST receivable	2,244	(58,362)	65,783
Inventory	(20,864,478)	(8,757,529)	(2,675,980)
Prepaids and deposits	(73,373)	(401,063)	37,420
Finance lease receivables	287,947	22,771	25,020
Financing fees	-	-	(21,366)
Accounts payable and accrued liabilities	192,973	272,318	290,515
Deferred revenue	6,389,707	(301,152)	(397,747)
Warranty liability	93,232	254,604	358,576
	(20,343,748)	(16,392,222)	(5,113,692)

Cash flows from (used in) investing activities
Purchase of property and equipment	(536,093)	(352,682)	(161,860)
	(536,093)	(352,682)	(161,860)

Cash flows from (used in) financing activities
Paycheck protection program proceeds	-	361,900	-
Repayment of loans payable to related parties	-	(2,803,863)	(358,873)
Loans from related parties	-	137,074	1,630,668
Proceeds from (repayment of) line of credit	5,766,379	(5,469,944)	1,050,037
Principal payments on promissory note	(346,166)	(58,030)	(56,939)
Principal payments on lease liabilities	(266,042)	(272,467)	(231,574)
Proceeds from issuance of common shares	-	37,700,000	4,000,000
Repayment of note payable and convertible debentures, net of conversion	-	(10,574)	(276,258)
Equity offering costs	(27,329)	(2,948,718)	(463,411)
Proceeds from exercise of stock options	1,226,259	302,886	160,687
Proceeds from exercise of warrants	6,311,673	4,585,367	48,415
	12,664,774	31,523,631	5,502,752

Foreign exchange on cash and restricted cash	(104,559)	(22,384)	25,485

Net increase (decrease) in cash and restricted cash	(8,319,626)	14,756,343	252,685
Cash and restricted cash, beginning of year	15,207,948	451,605	198,920
Cash and restricted cash, end of year	$6,888,322	$15,207,948	$451,605

Supplemental Cash Flow Disclosure Note 25

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

1. Nature and Continuance of Operations and Going Concern

GreenPower Motor Company Inc. ("GreenPower" or the "Company") was incorporated in the Province of British Columbia on September 18, 2007. The Company is in the business of manufacturing and distributing all-electric transit, school and charter buses.

The primary office is located at Suite 240-209 Carrall St., Vancouver, Canada.

The consolidated financial statements were approved by the Board of Directors on June 30, 2022.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards on the basis that the Company is a going concern, meaning that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations.

The Company's continuing operations are dependent upon its ability to raise capital and generate cash flows. As at March 31, 2022, the Company had a cash and restricted cash balance of $6,888,322, working capital of $31,581,470, accumulated deficit of ($46,359,308), and shareholder's equity of $34,385,193. These consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric buses to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. To this end, the Company has a history of delivering all-electric buses to customers, has a backlog of orders for delivery, and has a line of credit with a credit limit of up to $8 million with available liquidity of approximately $2.2 million to meet funding requirements. The Company's ability to achieve its business objectives is subject to material uncertainty which may cast significant doubt upon the Company's ability to continue as a going concern.

The Company faces risks from the COVID-19 global pandemic which has had, and may continue to have, a material adverse impact on our business and financial condition. While we have seen a re-opening of the economy, and a resumption of travel and sales activity, the future impact of the COVID-19 global pandemic is inherently uncertain, and may negatively impact the financial ability of our customers to purchase vehicles from us, of our suppliers' ability to deliver products used in the manufacture of our all-electric vehicles, in our employees' ability to manufacture our vehicles and to carry out their other duties in order to sustain our business, and in our ability to collect certain receivables owing to us, among other factors. These factors may continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing, severity, and ultimate duration of any potential negative impacts is uncertain.

The Company's business financial condition and results of operations may be further negatively affected by economic and other consequences from Russia's military action against Ukraine and the sanctions imposed in response to that action in late February 2022.  While the Company expects any direct impacts, of the pandemic and the war in the Ukraine, to the business to be limited, the indirect impacts on the economy and other industries in general could negatively affect the business and may make it more difficult for it to raise equity or debt financing. There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about on its business, results of operations, financial position and cash flows in the future.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

2. Significant Accounting Policies

(a) Basis of presentation

Statement of Compliance with IFRS

These annual consolidated financial statements for the years ended March 31, 2022, March 31, 2021, and March 31, 2020 were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), and the interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). These consolidated financial statements are presented on a historical cost basis, except for financial instruments classified as fair value through profit or loss ("FVTPL") or as fair value through other comprehensive income ("FVOCI"), in U.S. dollars. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The preparation of these consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies.

On August 28, 2020 the Company completed a consolidation of its common shares on the basis of seven pre-consolidation shares for one post-consolidation common share. On the same date, the Company's post-consolidation common shares began trading on the Nasdaq stock exchange and ceased trading on the OTCQB exchange in the US, and the post-consolidation shares continued trading on the TSX Venture exchange in Canada. All references to share and per share amounts in these consolidated financial statements have been retroactively restated to give effect to this share consolidation unless otherwise stated.

(b) Basis of consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries:

Name of	Country of	Ownership	Ownership	Principal
Subsidiary	Incorporation	31-Mar-22	31-Mar-21	Activity
GP GreenPower Industries Inc.	Canada	100%	100%	Holding company
GreenPower Motor Company, Inc.	United States	100%	100%	Electric bus manufacturing and distribution
0939181 BC Ltd.	Canada	100%	100%	Electric bus sales and leasing
San Joaquin Valley Equipment Leasing, Inc.	United States	100%	100%	Electric bus leasing
0999314 BC Ltd.	Canada	100%	100%	Inactive
Electric Vehicle Logistics Inc.	United States	100%	100%	Vehicle Transportation
GreenPower Manufacturing WV Inc.	United States	100%	N/A	Electric bus manufacturing and distribution
Lion Truck Body Incorporated	United States	100%	N/A	Holding company
EA Green-Power Private Ltd.	India	100%	N/A	Electric bus manufacturing and distribution

All intercompany balances, transactions, revenues and expenses are eliminated upon consolidation. Certain information and note disclosures which are considered material to the understanding of the Company's consolidated financial statements are provided below.

Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(c) Financial instruments Classification

IFRS 9 requires a company to classify its financial instruments based on the way they are measured, into one of three categories: Amortized Cost, FVTPL, and FVOCI. In determining the appropriate category for financial assets, a company must consider whether it intends to hold the financial assets and collect the contractual cash flows or to collect the cash flows and sell financial assets (the "business model test") and whether the contractual cash flows of an asset are solely payments of principal and interest (the "SPPI test").

i. Amortized Cost

All of the Company's financial instruments, initially recognized at fair value, are subsequently measured at amortized cost using the effective interest rate method. Transaction costs are included in the initial fair value measurement of the financial instruments, and the Company incorporates the expected credit loss in financial assets on a forward-looking basis. The Company will, at a minimum, recognize 12 month expected losses in profit or loss, and if a significant increase in credit risk occurs after initial recognition, lifetime expected losses will be recognized.

The Company has issued convertible debentures that can be converted into shares of the Company at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value. The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to the initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss. When the conversion option is exercised, the carrying amount of the liability is recorded as share capital and the equity component of the compound financial instrument is transferred to share capital.

When the Company extinguishes convertible debentures before maturity through early redemption or repurchase where the conversion option is unchanged, the Company allocates the consideration paid and any transaction costs for the repurchase or redemption to the liability and equity components of the instrument at the date of settlement. The method used in allocating the consideration paid and transaction costs to the separate components is consistent with the method used in the original allocation to the separate components of the proceeds received by the entity when the convertible instrument was issued. The amount of gain or loss relating to the early redemption or repurchase of the liability component is recognized in profit or loss. The amount of consideration relating to the equity component is recognized in equity.

ii. FVTPL

Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized through the Consolidated Statements of Operations. The Company did not have any liabilities classified as FVTPL as at March 31, 2022 and March 31, 2021.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(c) Financial instruments (continued)

Derivative financial assets and liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit and loss. Derivative financial assets and liabilities include warrants purchased or issued by the Company denominated in a currency other than the Company's functional currency. As at March 31, 2022 and March 31, 2021, the Company did not have any derivative financial assets or liabilities.

iii. FVOCI

Certain debt instrument assets must be classified as FVOCI unless the option to FVTPL is taken and the FVOCI classification is an election for equity assets. The Company did not have any debt or equity assets classified as FVOCI as at March 31, 2022 and March 31, 2021.

For debt instruments measured at FVOCI, interest income (calculated using the effective interest rate method), foreign currency gains or losses and impairment gains or losses are recognized directly in profit or loss. The difference between cumulative fair value gains or losses and the cumulative amounts recognized in profit or loss is recognized in OCI until derecognition, when the amounts in OCI are reclassified to profit or loss. For equity instruments designated as FVOCI only dividend income is recognized in profit or loss with all other gains and losses recognized in OCI and there is no reclassification on derecognition.

Measurement

All of the Company's financial instruments, initially recognized at fair value, are subsequently measured at amortized cost using the effective interest rate method. Transaction costs are included in the initial fair value measurement of the financial instruments.

Impairment

The Company assesses on a forward-looking basis the expected credit loss associated with financial assets measured at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, which is recorded as an allowance for credit losses. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss. As at March 31, 2022, the Company recognized an allowance for credit losses of $44,579 (2021 - $35,639) (Note 4).

For financial assets that are measured at amortized cost, the Company will, at a minimum, recognize 12 month expected losses in profit or loss, calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. As at March 31, 2022 the Company recognized an allowance for credit losses of nil (2021 - $344,737) on its promissory note receivable.

Lifetime expected losses will be recognized on assets for which there is a significant increase in credit risk after initial recognition. During the year ended March 31, 2022 the Company recognized an impairment of

$43,261 on accounts receivable related to one finance lease (2021 - $nil).

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(d) Cash and cash equivalents

Cash and cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less and are subject to an insignificant risk of change in value. As at March 31, 2022 and March 31, 2021 the Company had no cash equivalents.

(e) Revenue recognition

The Company recognizes revenue from contracts with customers when a customer obtains control of the goods or services, and the Company satisfies its performance obligation to customers in exchange for consideration the Company expects to receive, net of discounts and taxes. Revenue is allocated to each performance obligation.

Most of the Company's contracts have a single performance obligation as the promise to transfer the individual goods. Revenues from the sale of products are recognized when the goods are shipped or accepted by the customer, depending on the delivery conditions, and title and risk have passed to the customer. Revenues from services such as supporting and training relating to the sale of products are recognized as the services are performed. The Company also has not historically, but may in the future, earn product repair and maintenance revenues, which may relate to warranty contracts, which would be recognized over the periods and according to the terms of the warranty or other contract.

The Company would recognize an asset for the incremental costs of obtaining a contract with a customer if it expects the costs to be recoverable and has determined that such costs meet the requirements to be capitalized. Capitalized contract acquisition costs are amortized consistent with the pattern of transfer to the customer for the goods and services to which the asset relates. The Company does not capitalize incremental costs of obtaining contracts if the amortization period is one year or less.

(f) Impairment of long-lived assets

At the end of each reporting period, the Company's assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the Consolidated Statements of Operations for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the Consolidated Statements of Operations.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(g) Foreign currency translation

The consolidated entities and their respective functional currencies are as follows:

Entity	Functional Currency
GreenPower Motor Company Inc. (parent)	U.S. Dollar
GP GreenPower Industries Inc.	Canadian Dollar
GreenPower Motor Company, Inc.	U.S. Dollar
0939181 BC Ltd.	Canadian Dollar
San Joaquin Valley Equipment Leasing, Inc.	U.S. Dollar
0999314 B.C. Ltd.	Canadian Dollar
Electric Vehicle Logistics Inc.	U.S. Dollar
GreenPower Manufacturing WV Inc.	U.S. Dollar
Lion Truck Body Incorporated	U.S. Dollar
EA GreenPower Private Ltd.	U.S. Dollar

GreenPower Motor Company Inc. (parent) changed its functional currency from the Canadian dollar to the US dollar effective April 1, 2019 due to the significant US dollar denominated liabilities of the entity, the significant amount of financing raised that is denominated in US dollars, the portion of the Company's expenses denominated in US dollars, and the expectation that all of these factors are expected to increase over time. The change in functional currency of this entity did not have a material impact on the financial results of the Company for the year ended March 31, 2020.

Translation to functional currency

Foreign currency transactions are translated into U.S. dollars using exchange rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate in effect at the measurement date. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the historical exchange rate or the exchange rate in effect at the measurement date for items recognized at FVTPL. Gains and losses arising from foreign exchange are included in the Consolidated Statements of Operations.

Translation to presentation currency

The results and financial position of those entities with a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities are translated at the closing rate at the date of the Statements of Financial Position;

- income and expenses are translated at average exchange rates; and

- all resulting exchange differences are recognized in accumulated other comprehensive income/loss.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(g) Foreign currency translation (continued)

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising on translation of foreign operations are recognized in accumulated other comprehensive income / loss. On disposal of a foreign operation (that is, a disposal of the Company's entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation) all exchange differences accumulated in equity in respect of that operation attributable to the equity holders of the Company are reclassified from accumulated other comprehensive income/loss to net income/loss for the period.

(h) Inventory

Inventory is recorded at the lower of cost and net realizable value with cost determined on a specific item basis. The Company's inventory consists of electric buses in process, production supplies, and finished goods. In determining net realizable value for new buses, the Company primarily considers the age of the vehicles along with the timing of annual and model changeovers. For used buses, the Company considers recent market data and trends such as loss histories along with the current age of the inventory.

(i) Property, plant, and equipment

Property, plant and equipment ("PPE") are carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Depreciation is provided at rates calculated to write off the cost of PPE, less their estimated residual value, using the following rates/estimated lives and methods:

Leasehold improvements	Over term of lease, straight line method
Computers	3 years, straight line method
EV equipment	3 years, straight line method
Furniture	7 years, straight line method
Automobiles	5-10 years, straight line method
Leased asset	12 years, straight line method
Buses	12 years, straight line method

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the Consolidated Statements of Operations. Where an item of PPE comprises major components with different useful lives, the components are accounted for as separate items of PPE. Expenditures incurred to replace a component of an item of PPE is accounted for separately, including major inspection and overhaul expenditures are capitalized.

(j) Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti- dilutive.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(k) Share capital

Common shares are classified as equity. Finders fees and other related share issue costs, such as legal, regulatory, and printing, on the issue of the Company's shares are charged directly to share capital, net of any tax effects. During the years ended March 31, 2022, March 31, 2021 and March 31, 2020 the Company recorded $27,329, $2,948,718 and $463,411 respectively in share issuance costs on its Consolidated Statements of Changes in Equity (Deficit) in regards to the issuance of shares (Note 11).

(l) Income taxes

Income tax expense comprises current and deferred tax. Current and deferred tax are recognized in net income/loss except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current period and any adjustment to income taxes payable in respect to previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits, and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses deferred tax assets. The Company will recognize a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

(m) Critical accounting estimates and judgments

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to critical accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, determination of the useful life of equipment, the carrying value of accounts receivable and promissory note receivable and the associated allowance for credit losses, net realizable value of inventory, provision for warranty expense, and the $nil provision for income taxes.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(m) Critical accounting estimates and judgments (continued)

Critical accounting judgments

i. The determination of the discount rate to use to discount the promissory note receivable, finance lease receivables and lease liabilities;

ii. The determination of the functional currency of each entity within the consolidated Company;

iii. The Company's ability to continue as a going concern;

iv. The classification of leases as either financial leases or operating leases;

v. The determination that there are no material matters requiring disclosures and/or recognition on the consolidated financial statements as either a provision, a contingent liability, or a contingent asset; and

vi. The identification of performance obligations in revenue contracts and the determination of when they are satisfied.

(n) Share-based payment transactions

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. The fair value of the equity-settled awards is determined at the date of the grant. In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value is determined by using the Black-Scholes option pricing model. At each financial reporting date, the cumulative expense representing the extent to which the vesting period has expired and management's best estimate of the awards that are ultimately expected to vest is computed. The movement in cumulative expense is recognized in the Consolidated Statements of  Operations with a corresponding entry against the related equity settled share-based payments reserve account over the vesting period. No expense is recognized for awards that do not ultimately vest. If the awards expire unexercised, the related amount remains in share-option reserve.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the Consolidated Statements of Operations, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital. When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The fair value of stock options granted to non-employees is re-measured at the earlier of each financial reporting or vesting date, and any adjustment is charged or credited to operations upon re-measurement.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(o) Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The fair value of the common shares issued in the private placement was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as warrant reserve. If the warrants are exercised, the related amount is reclassified as share capital. If the warrants expire unexercised, the related amount remains in warrant reserve.

(p) Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received and the  Company will comply with all conditions related to the grant. The grant without specified future performance conditions is recognized in income when the grant proceeds are receivable. A grant that imposes specified future  performance conditions is recognized in income when those conditions are met. Government grants in the form of forgivable loans  are treated as a government grant when there is reasonable assurance that the Company will meet the terms of the  forgiveness of the loan

(q) Provisions and contingent liabilities

Provisions are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Company and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant.

(r) Leases

Definition of a lease

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has elected to apply the practical expedient to account for leases for which the lease term ends within 12 months of the date of initial application and leases of low value assets as short-term leases. The lease payments associated with these leases are recognized as expenses on a straight-line basis over the lease term.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(r) Leases (continued)

As a lessee

The Company recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost, based on the initial amount of the lease liability. The assets are depreciated to the earlier of the end of the useful life of the right of use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, at the Company's incremental borrowing rate.

The ongoing lease liability is measured at amortized cost using the effective interest method. It is re- measured when there is a change in future lease payments, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way a corresponding adjustment is made to the carrying amount of the right of use asset or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

If an arrangement contains lease and non-lease components, the Company applies IFRS 15 to allocate the consideration in the contract.

Amounts due from lessees under finance leases are recorded as finance lease receivables at the amount of the Company's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Company's net investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term, included in Revenue in the consolidated statements of operations.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(s) Adoption of accounting standards

No new or amended standards were adopted during the year ended March 31, 2022.

(t) Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB or the IFRS Interpretations Committee that are not mandatory for the March 31, 2022 reporting period, as follows:

IAS 37 - Onerous Contracts

The amendments to IAS 37 specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The amendments to IAS 37 specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. These amendments are effective for reporting periods beginning on or after January 1, 2022.

IAS 1 - Classification of Liabilities as Current or Non-Current

The amendments to IAS1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date. These amendments are effective for reporting periods beginning on or after January 1, 2023.

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

3. Cash and Restricted Cash

As at March 31, 2022 the Company has a cash and restricted cash balance of $6,888,322 (2021 - $15,207,948), which is comprised of cash totaling $884,784 (2021-$15,096,200), and restricted cash of $5,949,985 (2021 - nil) associated with deposits under a customer contract and restricted cash of $53,553 (2021 - $111,748), related to a contract for the sale of vehicles that will be returned to the Company two years after the acceptance of the vehicles by the customer, both of which are on deposit at major financial institutions in the United States. The Company has no cash equivalents as at March 31, 2022 or at March 31, 2021. Subsequent to the year-end Restricted Cash balance of $53,553 related to a contract for the sale of vehicles was returned to the Company (Note 26).

4. Accounts Receivable

The Company has evaluated the carrying value of accounts receivable as at March 31, 2022 in accordance with IFRS 9 and has determined that an allowance against accounts receivable of $44,579 as at March 31, 2022 (2021 - $35,639) is warranted. During the year ended March 31, 2022 $43,261 (2021 - nil) in accounts receivable associated with one customer was written down due to an increase in credit risk.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

5. Finance Lease Receivables

GreenPower's wholly owned subsidiary San Joaquin Valley Equipment Leasing Inc. ("SJVEL") leases vehicles to several customers, and as at March 31, 2022 the Company had a total of 48 (2021 - 52) vehicles on lease that were determined to be finance leases, and the Company had a total of 1 (2021 - 2) vehicle on lease that was determined to be operating leases. During the year ended March 31, 2022, the Company entered into a mutual release agreement with the lessee of 28 (2021 - 30) EV Stars which were accounted for as finance leases, where SJVEL subsequently sold the vehicles to a third party, and one mutual release for an EV 250 (2021-nil) that was subsequently transferred to Property Plant and Equipment. For operating leases, lease payments are recognized in revenue when earned.

For the year ended March 31, 2022, selling profit on finance leases was $725,814 (2021 - $2,533,833, 2020 - $865,009). The following table illustrates Finance Lease Receivables as at March 31, 2022 and as at March 31, 2021:

	For the years ended
	March 31, 2022	March 31, 2021
Lease finance receivable, beginning of year	$3,922,391	$1,330,291
Investment recognized	1,150,360	3,693,094
Investment derecognized	(1,389,065)	(1,078,223)
Lease payments received	(511,000)	(226,616)
Interest income recognized	223,053	203,845

Lease finance receivable, end of year	$3,395,739	$3,922,391

Current portion of Finance Lease Receivable	$443,880	$308,505

Long Term Portion of Finance Lease Receivable	$2,951,859	$3,613,886

Payments to be received on Finance Lease Receivables (undiscounted):

31-Mar-22
Year 1	$792,115
Year 2	1,224,975
Year 3	785,861
Year 4	328,058
Year 5	332,184
Year 6	551,500
less: amount representing interest income	(618,954)
Finance Lease Receivable	$3,395,739
Current Portion of Finance Lease Receivable	$443,880
Long Term Portion of Finance Lease Receivable	$2,951,859

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

6. Inventory

The following is a listing of inventory as at March 31, 2022 and 2021:

	March 31, 2022	March 31, 2021
Work in Process	$17,025,863	$10,048,518
Finished Goods	15,228,991	2,413,449
Total	$32,254,854	$12,461,967

During the year ended March 31, 2022, management wrote down the value of inventory by $153,798 (2021 - $57,261; 2020 - $nil), and this amount is included in Cost of Sales. As at March 31, 2022 management allocated $353,575 to finished goods inventory that represents the expected value of 2 EV 550s that are currently leased to a customer and are expected to be returned to the Company sometime after January 30, 2023.

7. Promissory Note Receivable

On January 23, 2018, the Company entered into multiple lease agreements (the "Agreements") with a third party (the "Customer") for the purpose of leasing EV 550's for a period of five years. On January 30, 2018, these lease payments, except for the final payment to be made by the Customer of CDN$1,000,000 to the Company, were purchased by and transferred to an independent third party (the "Purchaser") in exchange for a lump sum payment of CDN$1,492,611 to the Company. The Purchaser was granted a first-priority security interest in the EV550's. Both the lump sum and the discounted final payment were included in Revenue in the Consolidated Statements of Operations.

The CDN$1,000,000 due at the end of the lease term is classified as a Promissory Note Receivable on the Consolidated Statements of Financial Position. The Promissory Note Receivable has been discounted over the five-year lease term at a rate of 6.4%. As at March 31, 2021 the Company determined there was a significant increase in credit risk compared to the prior year, and accordingly the Company aggregated the present value of expected payments of the promissory note receivable  under three probability weighted scenarios and determined that a provision of CDN$455,110 or $344,737 was warranted as at March 31, 2021, and that a write down of the asset of $223,119 as at March 31, 2020 was warranted.

The Company has evaluated the carrying value of the promissory note receivable as at March 31, 2022 and at March 31, 2021 in accordance with IFRS 9. As at March 31, 2022, the Company determined that it was unlikely that CDN$1,000,000 due at the end of the lease term would be received, and accordingly has recognized the unguaranteed residual value of the vehicles in inventory.

The carrying value of the promissory note receivable as at March 31, 2022 is nil (March 31, 2021 - $99,346).

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

8. Right of Use Assets and Lease Liabilities

The Company has recorded Right of Use Assets and Lease Liabilities in its consolidated statement of financial position related to properties in California for which the Company has entered into lease agreements that expired in more than one year at the inception of the leases. These leases are in a single class of Right of Use Assets, whose carrying value at March 31, 2022 was $116,678 (March 31, 2021 - $355,178). Rental payments on the Right of Use Assets are discounted using an 8% rate of interest and capitalized on the Consolidated Statement of Financial Position as Lease Liabilities. The value of the Right of Use Assets is determined at lease inception and include the capitalized lease liabilities, incorporate upfront costs incurred and incentives  received, and the value is depreciated over the term of the lease. For the year ended March 31, 2022 the Company incurred interest expense of $18,321 (2021 - $39,432; 2020 - $56,614) on the Lease Liabilities, recognized depreciation expense of $233,500 (2021 - $265,013; 2020 - $251,787) on the Right of Use Assets    and made total rental payments of $284,363 (2021 - $311,899; 2020 - $288,188).

Additions to Right of Use    Assets during the year was nil (2021 - nil).

For one of the leases there is an option to extend the lease for a further 36 months.

	March 31, 2022	March 31, 2021
Right of Use Assets, beginning of year	$355,178	$620,191
Additions	-	-
Depreciation	(233,500)	(265,013)
Transfer to Deposit	(5,000)	-

Right of Use Assets, end of year	$116,678	$355,178

The following table summarizes payments on GreenPower's Lease Liabilities (undiscounted):

1 year	$122,420
thereafter	-
less amount representing interest expense	(1,811)
Lease liability	120,609
Current Portion of Lease Liabilities	120,609
Long Term Portion of Lease Liabilities	$-

Payments on leases that were classified as short-term leases for the year ended March 31, 2022 totaled $132,500 (2021 - $65,708, 2020 - $48,942). Payments on short term leases are recognized in office expense, and remaining payments on short term leases as at March 31, 2022 total $73,883.

On March 3, 2022 GreenPower entered into a two-year lease of an office space in Rancho Cucamonga, California with a commencement date that began on June 1, 2022 and annual lease payments of $96,960. On the commencement date of the lease GreenPower will recognize the lease liability and associated right of use asset on its consolidated financial statements.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

9. Property and Equipment

The following is a summary of activities for the years ended March 31, 2022, March 31, 2021 and March 31, 2020:

				Demonstration	Leased	EV		Leasehold
	Computers	Furniture	Automobiles	Electric Buses	Asset	Equipment	Land	Improvements	Total
Cost
Balance, March 31, 2020	$51,849	$43,058	$94,256	$832,463	$672,151	$691,703	$800,717	$50,016	$3,236,213
Additions	41,223	15,832	150,990	-	-	142,811	600	1,226	352,682
Transfers from inventory	-	-	-	360,679	-	-	-	-	360,679
Transfers to inventory	-	-	-	(102,158)	-	-	-	-	(102,158)
Write down of asset	-	-	-	(45,679)	-	-	-	-	(45,679)
Foreign exchange translation	778	1,989	-	-	-	-	-	-	2,767
Balance, March 31, 2021	$93,850	$60,879	$245,246	$1,045,305	$672,151	$834,514	$801,317	$51,242	$3,804,504
Additions	73,340	16,811	218,829	-	-	220,771	-	49,173	578,924
Transfers from inventory	-	-	-	1,711,951	-	-	-	-	1,711,951
Transfers from finance lease receivables	-	-	-	255,059	-	-	-	-	255,059
Transfers to inventory	-	-	-	(299,538)	-	-	-	-	(299,538)
Foreign exchange translation	44	156	-	-	-	-	-	-	200
Balance, March 31, 2022	$167,234	$77,846	$464,075	$2,712,777	$672,151	$1,055,285	$801,317	$100,415	$6,051,100

Depreciation and impairment losses
Balance, March 31, 2020	$16,924	$17,011	$20,126	$163,675	$625,620	$638,284	$-	$15,044	$1,496,684
Depreciation	20,200	7,576	19,916	65,434	8,410	40,153	-	10,561	172,250
Transfers to inventory	-	-	-	(12,770)	-	-	-	-	(12,770)
Foreign exchange translation	762	1,002	-	-	-	-	-	-	1,764
Balance, March 31, 2021	$37,886	$25,589	$40,042	$216,339	$634,030	$678,437	$-	$25,605	$1,657,928
Depreciation	39,870	9,695	39,259	197,382	33,312	90,919	-	18,020	428,458
Transfers to inventory	-	-	3,600	-	-	-	-	-	3,600
Write down of asset	-	-	-	517,626	-	-	-	-	517,626
Foreign exchange translation	43	128	-	-	-	-	-	-	171
Balance, March 31, 2022	$77,799	$35,412	$82,901	$931,347	$667,342	$769,356	$-	$43,625	$2,607,783

Carrying amounts
As at March 31, 2020	$34,925	$26,047	$74,130	$668,788	$46,531	$53,419	$800,717	$34,972	$1,739,529

As at, March 31, 2021	$55,964	$35,290	$205,204	$828,966	$38,121	$156,077	$801,317	$25,637	$2,146,576

As at, March 31, 2022	$89,435	$42,434	$381,173	$1,781,430	$4,809	$285,930	$801,317	$56,789	$3,443,317

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

9. Property and Equipment (continued)

During the year ended March 31, 2022 the Company transferred eight EV Stars from Inventory to PPE that were being used as demonstration vehicles, and one of these eight EV Stars was subsequently transferred to inventory and sold. The Company also transferred one EV 350 bus from inventory to Property and Equipment, that is being leased to a customer under a short-term operating lease, and one EV 250 that was previously on a finance lease where the Company and the Lessee entered into a mutual release on the finance lease. During the year ended March 31, 2022 the Company wrote down the value of Property plant and equipment to its estimated recoverable amount by a total of $517,626 associated with one EV 250, one EV 350, and two Synapse shuttle buses.

During the year ended March 31, 2021 the Company transferred one EV Star from Property and Equipment to inventory, and this vehicle was subsequently sold. We also transferred one Synapse school bus from inventory to Property and Equipment, and this vehicle was subsequently written down by $45,679 to its estimated recoverable amount.

10. Line of Credit

The Company's primary bank account denominated in US dollars is linked to its Line of Credit such that funds deposited to the bank account reduce the outstanding balance on the Line of Credit.

As at March 31, 2022 the Company's Line of Credit had a credit limit of up to $8,000,000 (2021 -

$8,000,000). The Line of Credit bears interest  at the bank's US Base Rate (March 31, 2022 - 4.00%, March 31, 2021 - 3.75%) plus 1.5%.

The Line of Credit is secured by a general floating charge on the Corporation's assets and the assets of one of its subsidiaries, and one of the Company's subsidiaries has provided a corporate guarantee. Two directors of the Company have provided personal guarantees for a total of $5,020,000. The Line of Credit contains customary business covenants such as maintenance of security, maintenance of corporate existence, and other covenants typical for a corporate operating line of credit, and the Line of Credit has one financial covenant, to maintain a current ratio greater than 1.2:1, for which the Company is currently in compliance. In addition, the availability of the credit limit over $5,000,000 is subject to margin requirements of a percentage of finished goods inventory and accounts receivable, and these margins are tested on a monthly basis. As of March 31, 2022  the Company had a drawn balance of $5,766,379 (2021 - nil) on the Line of Credit.

11. Share Capital

Authorized

Unlimited number of common shares without par value Unlimited number of preferred shares without par value

Share Consolidation

On August 28, 2020 the Company completed a consolidation of its common shares on the basis of seven pre-consolidation shares for one post-consolidation common share. On the same date, the Company's post-consolidation common shares began trading on the Nasdaq stock exchange and ceased trading on the OTCQB exchange in the US, and the post-consolidation shares continued trading on the TSX Venture exchange in Canada. A total of three fractional shares were cancelled as a result of the share consolidation. All references to share and per share amounts in these consolidated financial statements have been retroactively restated to give effect  to this share consolidation.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

11. Share Capital (continued)

Issued

During the year ended March 31, 2022, the Company issued a total of 2,255,478 common shares, including 1,925,656 shares from the exercise of warrants, and 329,822 shares from the exercise of options.

During the year ended March 31, 2021, the Company issued a total of 5,405,809 common shares, including 1,672,028 shares from the exercise of warrants, 145,537 shares from the exercise of options, 1,703,240 shares from converted debentures and 1,860,000 shares issued in the Company's IPO as well as 25,000 shares issued in a concurrent private placement and an additional 5 net fractional issued as a result of the share consolidation.

On August 28, 2020 the Company announced the pricing of its U.S. initial public offering of 1,860,000 common shares and concurrent private placement of 25,000 common shares, which closed on September 1, 2020. Both the initial public offering and the concurrent private placement priced at $20.00 per share for gross proceeds of $37.7 million before underwriting discounts and other costs. On announcement of the IPO the Company completed a consolidation of its common shares on the basis of seven pre-consolidation shares for one post-consolidation share and the Company's shares commenced trading on the Nasdaq stock exchange, ceased trading on the OTCQB exchange, and continued to trade on the TSX Venture Exchange.

During the year ended March 31, 2020 the Company issued a total of 2,028,542 shares pursuant to the exercise of 119,292 options, the exercise of 17,857 warrants, conversion of debentures for 17,857 shares and 1,873,536 shares issued in a private placement of unit securities during May 2019.

In May 2019, the Company completed a brokered private placement of units for gross proceeds of $4.0 million. Under the offering the Company sold 1,873,536 Units at a price of $2.135 per unit, with each unit being comprised of one GreenPower common share and one-half share purchase warrant. Each full warrant is exercisable into one share for a period of four years at an exercise price of $2.6677 per share, and the warrants contain terms whereby if the share price is above CAD $8.40 per share for ten (10) consecutive trading days then the Company may issue an acceleration notice to accelerate the expiry of the warrants by thirty (30) days from the date of the acceleration notice.

As at March 31, 2022 and March 31, 2021 the Company had no shares held in escrow.

12. Stock Options

The Company has an incentive stock option plan whereby it grants options to directors, officers, employees, and consultants of the Company. On May 14, 2019, the Company replaced the 2016 Plan with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years.

The Company completed a seven-for-one share consolidation on August 28, 2020. All figures in this Note have been retroactively restated to give effect to this share consolidation. See Note 2(a) for further details.

On March 9, 2016, the shareholders approved the previous stock option plan which initially allowed for the issuance of up to 1,491,541 shares and which was subsequently further increased to allow up to 2,129,999 shares to be issued under the plan (the "2016 Plan"). Prior to the adoption of the 2016 Plan, the Company had adopted an incentive stock option plan (the "Plan"), whereby it could grant options to directors, officers, employees, and consultants of the Company.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

12. Stock Options (continued)

The Company had the following incentive stock options granted under the 2019 Plan, 2016 Plan and Plan that are issued and outstanding as at March 31, 2022:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2021	Granted	Exercised	or Expired	March 31, 2022
October 27, 2021	CDN	$4.34	71,429	-	(71,429)	-	-
February 2, 2022	CDN	$5.25	65,286	-	(57,144)	(8,142)	-
May 26, 2022	CDN	$5.25	148,214	-	(142,857)	-	5,357
December 18, 2022	CDN	$3.15	25,000	-	(10,714)	-	14,286
May 4, 2023	CDN	$3.50	70,357	-	(1,786)	-	68,571
November 30, 2023	CDN	$3.01	50,000	-	-	-	50,000
February 12, 2024	CDN	$3.50	78,571	-	(5,357)	-	73,214
January 30, 2022	CDN	$2.59	19,643	-	(1,786)	(17,857)	-
January 30, 2025	CDN	$2.59	309,822	-	(26,964)	(1,071)	281,787
July 3, 2022	CDN	$4.90	7,143	-	(7,143)	-	-
February 11, 2025	CDN	$8.32	-	50,000			50,000
July 3, 2025	CDN	$4.90	49,643	-	(4,642)	(3,214)	41,787
November 19, 2025	US	$20.00	300,000	-	-	-	300,000
December 4, 2025	US	$20.00	20,000	-	-	-	20,000
May 18, 2026	CDN	$19.62	-	173,650	-	(34,000)	139,650
December 10, 2026	CDN	$16.45	-	693,000	-	(35,000)	658,000
Total outstanding			1,215,108	916,650	(329,822)	(99,284)	1,702,652
Total exercisable			882,964				700,957
Weighted Average
Exercise Price (CDN$)			$9.35	$16.61	$4.70	$13.60	$12.94
Weighted Average Remaining Life			3.1 years				3.5 years

As at March 31, 2022, there were 612,152 stock options available for issuance under the 2019 plan. During the year ended March 31, 2022, 99,284 options were forfeited or expired.

On May 18, 2021 the Company granted 173,650 options to employees with a term of five years and an exercise price of CDN$19.62 per share which vest 25% after 4 months, after years 1, 2, and 3.

On December 10, 2021 the Company granted 693,000 options with a term of five years and an exercise price of CDN$16.45 per share, comprised of:

  350,000 stock options to officers and directors which vest 25% after 4 months, and then 25% after six months, nine months and twelve months;

  278,000 stock options to employees which vest 25% after 4 months, and then 25% after years 1, 2, and 3;

  65,000 stock options to two consultants which vest 25% after 4 months, and then 25% after six months, nine months and twelve months.

On February 11, 2022 the Company granted 50,000 stock options to an employee. The stock options have an exercise price of CDN$8.32 per    share, a term of 3 years, and are exercisable after six months.

During the year ended March 31, 2022, 329,822 common shares were issued pursuant to the exercise of stock options. 5,357 stock options expired unexercised as at May 26, 2022.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

12. Stock Options (continued)

During the year ended March 31, 2022, the Company incurred share-based compensation expense with a measured fair value of $5,771,475. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

The Company had the following incentive stock options granted under the 2019 Plan, 2016 Plan, and Plan that are issued and outstanding as at March 31, 2021:

Expiry Date	Exercise Price		Balance March 31, 2020	Granted	Exercised	Forfeited or Expired	Balance March 31, 2021
May 26, 2020	CDN	$4.20	21,429	-	-	(21,429)	-
July 10, 2020	CDN	$3.85	7,143	-	-	(7,143)	-
February 4, 2021	CDN	$2.45	57,143	-	(57,143)	-	-
May 6, 2021	CDN	$2.45	74,286	-	(62,858)	(11,428)	-
October 27, 2021	CDN	$4.34	71,429	-	-	-	71,429
February 2, 2022	CDN	$5.25	65,286	-	-	-	65,286
May 26, 2022	CDN	$5.25	148,214	-	-	-	148,214
December 18, 2022	CDN	$3.15	25,000	-	-	-	25,000
May 4, 2023	CDN	$3.50	75,714	-	(5,357)	-	70,357
November 30, 2023	CDN	$3.01	50,000	-	-	-	50,000
February 12, 2024	CDN	$3.50	78,571	-	-	-	78,571
January 30, 2022	CDN	$2.59	25,000	-	(5,357)	-	19,643
January 30, 2025	CDN	$2.59	319,286	-	(5,893)	(3,571)	309,822
July 3, 2022	CDN	$4.90	-	14,286	(7,143)	-	7,143
July 3, 2025	CDN	$4.90	-	51,429	(1,786)	-	49,643
November 19, 2025	US	$20.00	-	300,000	-	-	300,000
December 4, 2025	US	$20.00	-	20,000	-	-	20,000
Total outstanding			1,018,501	385,715	(145,537)	(43,571)	1,215,108
Total exercisable			629,750				882,964
Weighted Average Exercise Price (CDN$)			$3.50	$21.70	$2.65	$3.55	$9.35
Weighted Average Remaining Life			3.0 years				3.1 years

As at March 31, 2021, there were 874,148 stock options available for issuance under the 2019 plan. During the year ended March 31, 2021, 43,571 options were forfeited or expired.

On July 3, 2020 the Company granted:

  51,429 stock options to employees with an exercise price of CDN$4.90 per share and with a term of 5 years, and which vest 25% after 4 months, and then 25% after years 1, 2, and 3, and

  14,286 stock options to a consultant (IR provider) with an exercise price of CDN$4.90 per share and with a term of 2 years and which vest 25% at the end of every 3 months for a period of twelve months.

On November 19, 2020 the Company granted an aggregate of 300,000 stock options, with 100,000 granted to each of three of Greenpower's officers. The stock options have an exercise price of $20.00 per share, a term of 5 years, and are exercisable 25% after four months, and 25% after the first, second and third year from the grant date.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

12. Stock Options (continued)

On December 4, 2020 the Company granted an aggregate of 20,000 stock options, with 5,000 granted to each of the Company's four independent directors. The stock options have an exercise price of $20.00 per share, a term of 5 years, and are exercisable at the end of every 3 months for a period of twelve months.

During the year ended March 31, 2021, 145,537 common shares were issued pursuant to the exercise of stock options.

During the year ended March 31, 2021, the Company incurred share-based compensation expense with a measured fair value of $2,098,761. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

The Company had the following incentive stock options granted under the 2019 Plan, 2016 Plan, and Plan that are issued and outstanding as at March 31, 2020:

Expiry Date	Exercise Price (CDN$)	Balance March 31, 2019	Granted	Exercised	Forfeited or Expired	Balance March 31, 2020
December 23, 2019	$1.75	419,245	-	(90,721)	(328,524)	-
March 25, 2020	$1.75	28,571	-	(28,571)	-	-
May 26, 2020	$4.20	21,429	-	-	-	21,429
July 10, 2020	$3.85	7,143	-	-	-	7,143
February 4, 2021	$2.45	71,429	-	-	(14,286)	57,143
May 6, 2021	$2.45	75,714	-	-	(1,428)	74,286
October 27, 2021	$4.34	71,429	-	-	-	71,429
February 2, 2022	$5.25	95,000	-	-	(29,714)	65,286
May 26, 2022	$4.20	28,571	-	-	(28,571)	-
May 26, 2022	$5.25	148,214	-	-	-	148,214
December 18, 2022	$3.15	33,571	-	-	(8,571)	25,000
May 4, 2023	$3.50	90,000	-	-	(14,286)	75,714
November 30, 2023	$3.01	50,000	-	-	-	50,000
February 12, 2024	$3.50	92,857	-	-	(14,286)	78,571
January 30, 2022	$2.59	-	25,000	-	-	25,000
January 30, 2025	$2.59	-	319,286	-	-	319,286
Total outstanding		1,233,173	344,286	(119,292)	(439,666)	1,018,501
Total exercisable		983,388				629,750
Weighted Average Exercise Price (CDN$)		$3.15	$2.59	$1.75	$2.31	$3.50
Weighted Average Remaining Life						3.0 years

As at March 31, 2020, there were 530,175 options available for issuance under the 2019 Plan.

During the twelve-month period ended March 31, 2020, the Company incurred share-based compensation expense with a measured fair value of $308,106. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

On January 30, 2020, the Company granted:

- 235,714 options to directors and officers with an exercise price of CDN$2.59 per share which vest 25% after 3 months, 6 months, 9 months, and 12 months and with a term of five years.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

12. Stock Options (continued)

- 83,572 options to employees with an exercise price of CDN$2.59 per share which vest 25% after 4 months and then 25% after years 1, 2 & 3, and with a term of five years.

- 17,857 options to a consultant with an exercise price of CDN$2.59 per share which vest 25% after 3 months, 6 months, 9 months, and 12 months, and with a term of two years.

- 7,143 options to a consultant (IR provider) with an exercise price of CDN$2.59 per share which vest 25% after 3 months, 6 months, 9 months, and 12 months and with a term of two years.

The weighted average share price on the exercise dates for the years ending March 31, 2022, 2021, and 2020 respectively were CDN $10.87, CDN $2.65, and CDN $2.87.

The following weighted-average assumptions were used for the Black-Scholes valuation of stock option grants:

For the year ended	March 31, 2022	March 31, 2021	March 31, 2020
Share price on grant date	$16.61	$17.21	CDN$2.59
Exercise price	$16.61	$17.21	CDN$2.59
Risk-free interest rate	1.23%	0.47%	1.35%
Expected life of options	4.9 years	5 years	5 years
Annualized volatility	94%	73%	73%
Dividend rate	N/A	N/A	N/A

(1) Expected volatility in the year ended March 31, 2022 was determined by reference to the historical volatility of GreenPower's shares on the grant date, and in prior periods was determined by reference to the volatility of similar public companies.

13.    Warrants

The Company completed a seven-for-one share consolidation on August 28, 2020. All figures in this Note have been retroactively restated to give effect to this share consolidation. See Note 2(a) for further details.

As at March 31, 2022 the Company had an outstanding warrant balance of nil. The following table summarizes GreenPower's warrant activity during the year:

	Exercise	Balance				Balance
Expiry Date	Price	March 31, 2021	Issued	Exercised	Expired	March 31, 2022
June 29, 2021	CDN $4.55	628,571	-	(628,571)	-	-
September 25, 2021	CDN $3.50	491,072	-	(491,071)	(1)	-
October 12, 2021	CDN $3.50	53,571	-	(53,571)	-	-
March 14, 2022	CDN $4.20	685,714	-	(685,714)	-	-
May 6, 2023	USD $2.6677	53,035	-	(53,026)	(9)	-
May 8, 2023	USD $2.6677	13,703	-	(13,703)	-	-
Total outstanding		1,925,666	-	(1,925,656)	(10)	-
Weighted Average
Exercise Price (CDN$)		$4.06	NA	$4.09	$3.41	NA

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

13.    Warrants (continued)

During the year ended March 31, 2022, the Company did not issue any warrants and a total of 10 warrants  expired unexercised.

During the year ended March 31, 2022 the Company issued the following common shares from the exercise of warrants:

  628,571 common shares were issued at a price of CDN$4.55 per share pursuant to the exercise of  628,571 warrants;
  544,642 common shares were issued at a price of CDN$3.50 per share pursuant to the exercise of 544,642 warrants, and
  685,714 common shares were issued at a price of CDN$4.20 per share pursuant to the exercise of    685,714 warrants, and
  66,729 common shares were issued at a price of $2.6677 per share pursuant to the exercise of 66,729 warrants.

As at March 31, 2021 the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

Expiry Date	Exercise Price		Balance March 31, 2020	Issued	Exercised	Expired	Balance March 31, 2021
May 17, 2020	CDN	$5.25	417,457	-	-	(417,457)	-
May 31, 2020	CDN	$5.25	54,929	-	-	(54,929)	-
October 17, 2020	CDN	$7.70	44,500	-	(44,498)	(2)	-
June 29, 2021	CDN	$4.55	628,571	-	-	-	628,571
September 25, 2021	CDN	$3.50	527,143	-	(36,071)	-	491,072
October 12, 2021	CDN	$3.50	775,000	-	(721,429)	-	53,571
March 14, 2022	CDN	$4.20	685,714	-	-	-	685,714
May 6, 2023	USD	$2.6677	866,510	-	(813,475)	-	53,035
May 8, 2023	USD	$2.6677	70,258	-	(56,555)	-	13,703
Total outstanding			4,070,082	-	(1,672,028)	(472,388)	1,925,666
Weighted Average Exercise Price (CDN$)			$4.06	NA	$3.65	$5.25	$4.06
Weighted Average Life			1.7 years				0.6 years

During the year ended March 31, 2021, a total of 472,386 warrants exercisable at CDN $5.25 per share    and 2 warrants exercisable at CDN $7.70 per share unexercised.

During the year ended March 31, 2021 the Company issued the following common shares from the exercise of warrants:

  44,498 common shares were issued at a price of CDN$7.70 per share pursuant to the exercise of 44,498 warrants;

  757,500 common shares were issued at a price of CDN$3.50 per share pursuant to the exercise of 757,500 warrants, and

  870,030 common shares were issued at a price of $2.6677 per share pursuant to the exercise of 870,030 warrants.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

13.    Warrants (continued)

As at March 31, 2020 the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

Expiry Date	Exercise Price		Balance March 31, 2019	Issued	Exercised	Expired	Balance March 31, 2020
May 17, 2020	CDN	$5.25	417,457	-	-	-	417,457
May 31, 2020	CDN	$5.25	54,929	-	-	-	54,929
October 17, 2020	CDN	$7.70	44,500	-	-	-	44,500
June 29, 2021	CDN	$4.55	628,571	-	-	-	628,571
September 25, 2021	CDN	$3.50	527,143	-	-	-	527,143
October 12, 2021	CDN	$3.50	792,857	-	(17,857)	-	775,000
March 14, 2022	CDN	$4.20	685,714	-	-	-	685,714
May 6, 2023	USD	$2.6677	-	866,510	-	-	866,510
May 8, 2023	USD	$2.6677	-	70,258	-	-	70,258
Total outstanding			3,151,171	936,768	(17,857)	-	4,070,082
Weighted Average Exercise Price (CDN$)			$4.20	$3.78	$3.50	NA	$4.06
Weighted Average Life			2.3 years				1.7 years

During May 2019 the Company issued 936,768 warrants as part of a private placement of 1,873,536 units for gross proceeds of $4.0 million (Note 11). Under the offering the Company sold 1,873,536 Units at a price of $2.135 per unit, with each unit being comprised of one GreenPower common share and one-half share purchase warrant. Each full warrant is exercisable into one share for a period of four years at an exercise price of $2.6677 per share, and the warrants contain terms whereby if the share price is above CDN $8.40 per share for ten (10) consecutive trading days then the Company may issue an acceleration notice to accelerate the expiry of the warrants by thirty (30) days from the date of the acceleration notice.

The following table summarizes deferred financing fees for the years ended March 31, 2022 and March 31, 2021:

	March 31, 2022	March 31, 2021
Deferred Financing Fees, beginning of year	$416,738	$1,045,221
less: Amortization of Deferred Financing Fees	(416,738)	(628,483)

Deferred Financing Fees, end of year	$-	$416,738

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

14. Convertible Debentures

The Company completed a seven-for-one share consolidation on August 28, 2020. All figures in this Note have been retroactively restated to give effect to this share consolidation. See Note 2(a). for further details.

During the year ended March 31, 2022, the Company paid interest of nil (March 31, 2021 - $203,829, March 31, 2020 - $343,722) and recognized accretion of nil (March 31, 2021 - $378,687,    March 31, 2020 - $548,882) related to its issued and outstanding convertible debentures.

Issue Date	Outstanding March 31, 2020 ($CDN)	Conversion Price ($CDN)	Shares on Conversion	Converted Amount ($CDN)	Outstanding March 31, 2021 ($CDN)
17-May-17	$1,900,000	$4.55	417,582	$(1,900,000)	$-
31-May-17	250,000	$4.55	54,945	(250,000)	-
25-Sep-17	1,476,000	$2.80	527,143	(1,476,000)	-
12-Oct-17	1,970,000	$2.80	703,570	(1,970,000)	-
Total	$5,596,000		1,703,240	$(5,596,000)	$-

During the year ended March 31, 2021 the following common shares were issued from the exercise of convertible debentures:

  417,582 common shares were issued pursuant to the conversion of convertible debentures totaling CAD$1,900,000 (issued on May 17, 2017) which were converted at a price of CAD$4.55 per share;

  54,945 common shares were issued pursuant to the conversion of convertible debentures totaling CAD$250,000 (issued on May 31, 2017) which were converted at a price of CAD$4.55 per share;

  527,143 common shares were issued pursuant to the conversion of convertible debentures totaling CAD$1,476,000 (issued on Sep 25, 2017) which were converted at a price of CAD$2.80 per share;

  703,570 common shares were issued pursuant to the conversion of convertible debentures totaling CAD$1,970,000 (issued on October 12, 2017) which were converted at a price of CAD$2.80 per share.

15. Promissory Note Payable

During the year ended March 31, 2017, the Company issued a $594,000 promissory note (the "Note") to the City of Porterville to acquire land (Note 9). The Note bears interest at 2.0% per annum and is payable in blended monthly installments of $5,463, which began on November 1, 2016. The final monthly instalment payment under the Promissory Note was made during the quarter ended December 31, 2021, and the final balloon payment of $311,764 was paid during the year ended March 31, 2022.

During the year ended March 31, 2022, the Company incurred $3,842 (March 31, 2021 - $7,530, March 31, 2020 - $8,621) of interest on the Note. This amount is included in Interest and accretion on the Consolidated Statements of Operations.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

16. Deferred Revenue

The Company recorded Deferred Revenue of $6,514,712 for invoices issued to a customer for the sale of all- electric buses which were not delivered as at March 31, 2022 (March 31, 2021 - $125,005).

	March 31, 2022	March 31, 2021
Deferred Revenue, beginning of year	$125,005	$426,157
Additions to deferred revenue during the year	7,524,411	187,535
Deposits returned	-	-
Revenue recognized from deferred revenue during the year	(1,134,704)	(488,687)
Deferred Revenue, end of year	$6,514,712	$125,005

17. Financial Instruments

The Company's financial instruments consist of cash and restricted cash, accounts receivable, finance lease receivables, promissory note receivable, line of credit, accounts payable and accrued liabilities, promissory note payable, payroll    protection loan, other liabilities, and lease liabilities.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liabilities either directly or indirectly; and

Level 3: Inputs that are not based on observable market data

The Company does not currently hold any financial instruments measured at fair value on the Consolidated Statements of Financial Position. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Overview

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash and restricted cash, accounts receivable, promissory note receivable, and on its finance lease receivables. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Statements.

Cash and restricted cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable, finance lease receivables and promissory note receivable at each reporting period end and on an annual basis. As at March 31, 2022 the Company recognized an allowance for credit losses of $44,579 (2021 - $35,639) against its accounts receivable (Note 4), and nil (2021 - $344,737)    for its promissory note receivable (Note 7). During the year ended March 31, 2022 the Company recognized an impairment of $43,261 on accounts receivable related to one finance lease (2021 - $nil).

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

17. Financial Instruments (continued)

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $8 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The Company will continue to rely on additional financings to further its operations and meet its capital requirements. The following table summarizes the Company's financial commitments by maturity as at March 31, 2022:

March 31, 2022	Less than 3 months	3 to 12 months	One to five years
Line of credit (Note 1)	$5,766,379	$-	$-
Accounts payable and accrued liabilities	1,734,225	-	-
Lease liabilities	30,605	91,815	-
Other liabilities	2,142	6,425	34,265
	$7,533,351	$98,240	$34,265

(1) GreenPower's operating line of credit with the Bank of Montreal is repayable on demand and is therefore recorded as a current liability with less than 3 months to maturity. GreenPower remains in compliance with the financial covenant under the facility and since inception of the loan the Bank of Montreal has not demanded repayment of the facility, however there is no guarantee that the Bank will not do so in the future.

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its Line of Credit (Note 10).

The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

At March 31, 2022, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars.

Cash	$762,259
Accounts Receivable	$80,843
Lease Finance Receivable	$96,673
Accounts Payable and Accrued Liabilities	$(437,858)

The CDN/USD exchange rate as at March 31, 2022 was $0.8003 (March 31, 2021 - $0.7952). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $40,200 to other comprehensive income/loss.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

18. Capital Management

The Company's capital management objective is to obtain sufficient capital to develop new business opportunities for the benefit of its shareholders. To meet these objectives, management monitors the Company's ongoing capital requirements on specific business opportunities on a case-by-case basis. The capital structure of the Company consists of cash, operating line of credit, secured and unsecured promissory notes, convertible debentures and equity attributable to common shareholders, consisting of issued share capital and deficit.

As  at March 31, 2022, the Company had a cash and restricted cash balance of $6,888,322 working capital of $31,581,470, accumulated deficit of ($46,359,308) and shareholder's equity of $34,385,193. Subject to  market conditions and other factors the Company may raise additional capital in the future to fund and grow  its business for the benefit of shareholders. There has been no change to the Company's approach to financial management in the prior year. The Company is subject to externally imposed capital requirements with respect to its line of credit (Note 10).

19. Related Party Transactions

A summary of compensation for directors, officers and key management personnel is as follows:

	For the Years Ended
	March 31, 2022	March 31, 2021	March 31, 2020
Salaries and Benefits (1)	$575,255	$473,841	$455,067
Consulting fees (2)	396,456	251,007	263,750
Options Vested (3)	3,242,528	1,698,487	240,996
Accomodation and Rentals (4)	-	5,749	99,705
Total	$4,214,239	$2,429,084	$1,059,518

1) Salaries and benefits incurred with directors and officers are included in Administrative fees on the Consolidated Statements of Operations.

2) Consulting fees included in professional fees and sales and marketing on the Consolidated Statements of Operations are paid to the current Chairman and CEO, the previous CEO and Director, and the previous CFO and current Director of the Company to provide accounting, and management consulting services, and includes Director's Fees paid to GreenPower's four independent directors.

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Statements of Operations.

4) Includes accommodation expense paid to Stage Coach Landing, Inc., a company that the CEO and Chairman of GreenPower was previously an officer and director, and truck and trailer rental fees paid to Maple Leaf Equipment Aircraft and Recovery Inc., a company  that the CEO and Chairman of GreenPower was previously an officer and director and the former CEO of GreenPower is an officer and director. These costs are expensed on the Consolidated Statements of Operations.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

19. Related Party Transactions (continued)

Accounts payable and accrued liabilities at March 31, 2022 includes $243,773 (March 31, 2021 - $95,741) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

During the year ended March 31, 2022 officers and directors of the Company exercised 281,430 stock options for common shares of the Company at a weighted average price of CDN $4.92 per share.

A director of the Company and the Company's CEO and Chairman have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's $8 million operating line of credit. In consideration for these guarantees, in June 2018 the Company issued 628,571 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.55 per share and in March 2019 the Company issued 685,714 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.20 per share. During the year ended March 31, 2022 the director of the Company and the Company's CEO and Chairman exercised all of these warrants for 1,314,285 common shares of the Company.

During the year ended March 31, 2021 all of the remaining convertible debentures of the Company were converted into common shares (Note 14), which included CDN$3,125,000 (March 31, 2020 - CDN$3,125,000) principal balance of convertible debentures owed to officers, directors and companies controlled by officers and directors which was converted into 882,555 common shares of the Company during the year ended March 31, 2021.

During the year ended March 31, 2021, the Company received loans totaling CAD$50,000 and USD$100,000 from companies beneficially owned by the CEO and Chairman. These loans were repaid in their entirety during the year ended March 31, 2021, and funds used to repay these loans were sourced from proceeds received from the exercise of warrants during the period.

These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

20. Income Taxes

Income tax expense is recognized based on management's best estimate of weighted average annual income tax rate for the full financial year applied to the pre-tax income of the reporting period. The Company's effective tax rate for the years ended March 31, 2022, March 31, 2021 and March 31, 2020 was 27.00%, 27.00%, 27.00%.

The difference between tax expenses for the years and the expected income taxes based on the statutory rate are as follows:

	For the year ended
	March 31, 2022	March 31, 2021	March 31, 2020
Combined statutory tax rate	27.00%	27.00%	27.00%
Expected income tax expense (recovery)	$(4,052,678)	$(2,115,924)	$(1,389,411)
Items not deductible for tax purposes	1,671,157	706,127	378,391
Difference in tax rate in other jurisdictions	(216,059)	(107,357)	(68,861)
Effect of change in tax rates	-	-	(31)
Expiry of loss carryforwards	-	-	40,079
Unrecognized (recognized) loss carryforwards	2,597,580	1,517,154	1,039,833
Deferred income tax expense (recovery)	$-	$-	$-

The nature and effect of the temporary differences giving rise to the deferred income tax assets as of March 31, 2022 and March 31, 2021 are summarized below:

	As at
Deferred income tax assets	March 31, 2022	March 31, 2021
Non-capital loss carry-forwards	$8,625,123	$7,247,214
Investment in subsidiary	100,654	100,013
Accounts receivable, inventory, and promissory note receivable	215,539	(696,950)
Capital assets	149,810	223,078
Right of use assets and lease liabilities	5,649	15,360
Warranty provision	307,571	268,129
Other carryforward balances	2,315	2,301
Share issue costs	567,382	748,965
Unrecognized deferred tax assets	(9,974,043)	(7,908,110)
Net deferred income tax asset (liability)	$-	$-

As at March 31, 2022 and March 31, 2021 the Company has approximately $12,391,000 and $10,364,000 respectively, of non-capital losses carry forwards available to reduce Canadian taxable income for future years. As at March 31, 2022 and March 31, 2021 the Company has approximately $17,693,000 and $15,287,000 respectively, of net operating losses carry forwards available to reduce future taxable income in the United States. The losses in Canada and United States expire between 2030 and 2042 if unused. The potential benefits of these carry-forward non-capital losses has not been recognized in these consolidated financial statements as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

21. Segmented Information and Other Additional Disclosures

The Company operates in one reportable operating segment, being the manufacture and distribution of all- electric transit, school and charter buses.

During the year ended March 31, 2022, the Company was economically dependent on three (2021 - three, 2020 - four) customers who accounted for more than 10% of revenue from continuing operations and in aggregate accounted for approximately 57%, (2021: 87%, 2020: 86%) of sales.

The Company's revenues allocated by segment for the years ended March 31, 2022, 2021 and 2020 is summarized in the following table. Included in Vehicle sales and in Revenue from operating and finance leases for the year ended March 31, 2022  is $2,970,387 (2021 - $5,765,000, 2020 - $4,197,850) in proceeds received from government vouchers for sales made to customers or lessees. Included in Vehicle sales for the year ended March 31, 2022 is $1,929,800 (2021 - $2,175,000, 2020 - $746,750) from the sales of vehicles that were previously on lease where the leases were cancelled and the vehicles subsequently sold.

	For the Years Ended
	March 31, 2022	March 31, 2021	March 31, 2020
		(as restated - note 26)	(as restated - note 26)
Vehicle and parts sales	$13,714,227	$3,459,311	$10,438,713
Revenue from operating and finance leases	3,297,619	9,590,511	3,817,474
Accretion on promissory note	7,035	26,426	39,019
Service revenue	-	-	33,577
Finance income	217,892	199,936	68,375
EIDL grant	-	10,000	-

	$17,236,773	$13,286,184	$14,397,158

The Company's revenues allocated by geography for the years ended March 31, 2022, 2021 and 2020 is as follows:

	For the Years Ended
	March 31, 2022	March 31, 2021	March 31, 2020
		(as restated - note 26)	(as restated - note 26)
United States of America	$15,972,137	$13,045,040	$14,358,139
Canada	1,264,636	241,144	39,019

Total	$17,236,773	$13,286,184	$14,397,158

The Company's property and equipment allocated by geography for the years ended March 31, 2022, and 2021 is    as follows:

	For the Years Ended
	March 31, 2022	March 31, 2021
United States of America	$3,296,564	$2,139,496
Canada	146,753	7,080
Total	$3,443,317	$2,146,576

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

22. Warranty Liability

The Company generally provides its customers with a base warranty on the entire transit, school or charter bus. The Company also provides certain extended warranties, including those covering brake systems, lower-level components, fleet defect provisions and battery-related components, covering a warranty period of approximately one to five years, depending on the contract. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. It is expected that some of these costs will be incurred in the 2023 fiscal year and the remaining will be incurred beyond two years of the reporting date. The warranty provision is recorded at 3.5% of revenue from product sales.

	Year ended	Year ended
	March 31, 2022	March 31, 2021
Opening balance	$949,751	$695,147
Warranty additions	456,779	311,863
Warranty disbursements	(278,726)	(64,871)
Warranty expiry	(85,251)	-
Foreign exchange translation	430	7,612
Total	$1,042,983	$949,751

Current portion	$313,517	$101,294
Long term portion	729,466	848,457
Total	$1,042,983	$949,751

23. Paycheck Protection Program Loan

On April 29, 2020, the Company was approved for a $361,900 loan under the Payroll Protection Program ("PPP") administered by the U.S. Small Business Administration ("SBA"). The PPP is a loan program that originated from the U.S. Coronavirus Aid, Relief and Economic Security (CARES) Act. The PPP loan had a term of two years, is unsecured, and bears interest at 1% per annum. During the quarter ended September 30, 2021 the Company received notice from the SBA that the principal of $361,900 and accrued interest of $3,378 on the PPP loan has been forgiven in its entirety, and $365,278 was recognized in Other Income for the loan forgiveness.

24. Litigation and Legal Proceedings

As of the date of this report the Company is not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate. The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020. The Company does not expect the outcome of the claim filed against it, to be material, and as of the date of this report the resolution of these claims, including the potential timing or financial impact of these claims is inherently uncertain.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

25. Supplemental Cash Flow Disclosure

The following table provides additional detail regarding the Company's cash flow:

	For the Years Ended
	March 31, 2022	March 31, 2021	March 31, 2020
Interest paid	$102,307	$744,422	$965,548
Interest received	$247,307	$199,936	$68,375
Taxes paid	$-	$-	$-

Non-cash investing and financing transactions:
Fair value of stock options exercised	$1,139,621	$164,869	$116,768
Fair value of warrants exercised	$994,161	$772,408	$18,209
Shares issued for conversion of debentures	$-	$3,404,693	$23,673
Accretion income on promissory note receivable	$7,034	$(26,426)	$(39,019)
Accretion expense on convertible debentures	$-	$378,687	$548,882
Accrued interest on paycheck protection program loan	$-	$3,378	$-
Right of use asset acquired	$-	$-	$172,404
Property and equipment through financing	$42,831	$-	$-
Assets transferred from Inventory to Property and equipment	$1,408,813	$271,291	$212,890

The following changes in liabilities arose from financing activities during the year ended March 31, 2022:

		Cash Flows			Non Cash Changes
					Accretion and
	31-Mar-21	Advances	Repayment	Forgiveness	accrued interest	Recognize	F/X Changes	31-Mar-22
Paycheck Protection Loan	$365,278	$-	$-	$(365,278)	$-	$-	$-	$-
Promissory note payable	346,166	-	(346,166)	-	-	-	-	-
Line of credit	-	5,766,379	-	-	-	-	-	5,766,379
Lease liabilities	386,651	-	(266,042)	-	-	-	-	120,609
Other liabilities	-	-	-	-	-	42,831	-	42,831
	$1,098,095	$5,766,379	$(612,208)	$(365,278)	$-	$42,831	$-	$5,929,819

The following changes in liabilities arose from financing activities during the year ended March 31, 2021:

		Cash Flows				Non Cash Changes
						Accretion and	Recognize
	31-Mar-20	Advances		Repayment	Conversion	accrued interest	Lease Liabilities	F/X Changes	31-Mar-21
Loans payable to related parties	$2,700,625	$137,074		$(2,803,863)	$-	$(187,610)	$-	$153,774	$-
Paycheck Protection Loan	-	361,900		-	-	3,378	-	-	365,278
Promissory note payable	404,196	-		(58,030)	-	-	-	-	346,166
Note payable	10,574	-		(10,574)	-	-	-		-
Convertible debentures	2,995,136	-		-	(3,404,693)	378,687	-	30,870	-
Line of credit	5,469,944	-		(5,469,944)	-	-	-	-	-
Lease liabilities	659,118	-		(272,467)	-	-	-	-	386,651
	$12,239,593	$498,974	$		$(3,404,693)	$194,455	$-	$184,644	$1,098,095

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

25.    Supplemental Cash Flow Disclosure (continued)

The following changes in liabilities arose from financing activities during the year ended March 31, 2020:

		Cash Flows			Non Cash Changes
						Recognize
	31-Mar-19	Advances	Repayment	Conversion	Accretion	Lease Liabilities	F/X Changes	31-Mar-20
Loans payable to related parties	$1,498,907	$ 1,630,668	$(358,873)	$-	$-	$-	$(70,077)	$2,700,625
Promissory note payable	461,135	-	(56,939)	-	-	-	-	404,196
Note payable	268,946	-	(276,258)	-	-	-	17,886	10,574
Convertible debentures	2,737,054	-	-	(23,673)	548,882	-	(267,127)	2,995,136
Line of credit	4,419,907	1,050,037	-	-	-	-	-	5,469,944
Lease liabilities	718,288	-	(231,574)	-	-	172,404	-	659,118
	$10,104,237	$ 2,680,705	$(923,644)	$(23,673)	$548,882	$172,404	$(319,318)	$12,239,593

26. Restatement

On adoption of IFRS 16 Leases, management performed an evaluation of the components of revenue and cost of sales at lease inception for leases that were determined to be finance leases. In this initial determination, management excluded the present value of the purchase option on finance leases from revenue and instead recorded the present value of the purchase option against cost of sales. After discussion with experts and further consideration of interpretations of IFRS 16, the Company has changed its determination of revenue and cost of sales at lease inception for finance leases to include the present value of the purchase option on finance leases. In addition, the Company has identified an error in the calculation of revenue and cost of sales associated with cancelled leases and subsequent vehicle sales that took place in the year ended March 31, 2020. The Company has corrected these errors and restated the presentation of revenue and cost of sales in its consolidated revenue and cost of sales in the consolidated statements of operations for the years ended March 31, 2021 and 2020, as noted below.

There was no impact on operating income or net income from these changes, and no changes in working capital, assets, liabilities and cash flow.

	For the years ended,
	March 31, 2021	March 31, 2020

Revenue as previously stated	$11,884,578	$13,500,403

Restatement to revenue	1,401,606	896,755

Revenue as restated	$13,286,184	$14,397,158

Cost of Sales as previously stated	$8,304,438	$9,447,578

Restatement to cost of sales	1,401,606	896,755

Cost of Sales as restated	$9,706,044	$10,344,333

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

27. Events After the Reporting Period

Subsequent to the end of the reporting period the Company issued 3,322 shares to employees of GreenPower, pursuant to the exercise of 3,322 stock options at a weighted average price of CDN $3.37 per option, for gross proceeds of CDN $11,204. In addition, subsequent to the end of the quarter a total of 5,357 options exercisable at $5.25 per share expired unexercised and a total of 42,536 options exercisable at a weighted average price of $14.25 per share were forfeited.

As at March 31, 2022 the Company had a restricted cash balance of $53,553 on deposit at a major financial institution in the United States (Note 3) which was returned to the Company subsequent to the year-end.

On March 3, 2022 GreenPower entered into a two-year lease of an office space in Rancho Cucamonga, California with a commencement date that began on May 1, 2022. On the commencement date of the lease GreenPower will recognize the lease liability and associated right of use asset on its consolidated financial statements. The payments under this lease are $8,080 per month.

Effective April 19, 2022, GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which replaced the 2019 Plan and after this date no further stock options will be granted under the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,314,803. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

On May 2, 2022 GreenPower entered into a contract of lease-purchase with the South Charleston Development Authority (the "Lessor") for a six acre parcel of land including an 80,000 square foot manufacturing facility with Additional Parcels to be acquired bordering the property totaling approximately five acres, in South Charleston, West Virginia. Occupancy of the property is scheduled for August 2022 and the term of the lease-purchase contract is sixteen years. Under the terms of the contract, monthly payments of $50,000 will begin nine months after the occupancy date and applied against the $6.7 million without the Additional Parcels or $8.0 million if the Additional Parcels are acquired by the Lessor. Subject to meeting employment targets at the property, GreenPower is eligible for forgiveness of up to $1,300,000 for the initial target and then $500,000 for every 100 employees thereafter, and title to the property, including the Additional Parcels if applicable, will transfer to GreenPower upon payment of the total loan amount less any applicable loan forgiveness. On the commencement date of the lease GreenPower will recognize the lease liability and associated asset on its consolidated financial statements.

During May and June, 2022 GreenPower received 5 loans totaling CAD$2,325,000 from a company that is beneficially owned by the CEO and Chairman of the Company. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date. The loans mature on the earlier of (i) the date that the Borrower completes a debt or equity financing, (ii) from receipt of excess proceeds on the sale of buses or (iii) March 31, 2023. The Company has agreed to grant the lender a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to any security assignment of senior lenders.